Exhibit 17.1

From: [Philip White]
To: [Michael Feinstein]
Sent: 1/11/2023 2:15:47 PM Eastern Standard Time
Subject: Resignation from the Board of Directors

Due to personal reasons at this time I’ve decided to resign from the Board of Directors of Nocopi Technologies. I’ve enjoyed my time with the company and I wish you, the Board of Directors and the Staff my best wishes for future successes.

Philip White